UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2015

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter Results and Declares Quarterly Dividend,” dated May 5, 2015.

Exhibit

1.	Press Release dated May 5, 2015

Exhibit 1

Textainer Group Holdings Limited

Reports First-Quarter Results and Declares

Quarterly Dividend

HAMILTON, Bermuda – (BUSINESS WIRE) – May 5, 2015 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, reported first-quarter 2015 results.

Financial and Business Highlights

•	Lease rental income of $129.2 million for the quarter, an increase of 7.1 percent from the prior year quarter;

•	Net income attributable to Textainer Group Holdings Limited common shareholders of $35.3 million for the quarter, or $0.62 per diluted common share;

•	Adjusted net income(1) of $40.5 million for the quarter, or $0.71 per diluted common share;

•	Adjusted EBITDA(1) of $110.8 million for the quarter, an increase of 7.2 percent from the prior year;

•	Utilization remained at very high levels, averaging 97.6 percent for the quarter, the highest since 2012, and is currently at 97.4 percent;

•	Continued our strong pace of expansion with more than $415 million of capex for lease-out in 2015;

•	Total fleet size of over 3.2 million Twenty-Foot Equivalent Units (“TEU”), the largest in the industry, a year-over-year increase of 6.4 percent; and

•	A quarterly dividend of $0.47 per share was declared.

“We are pleased with our performance during the first quarter, which is traditionally the slowest quarter of the year. Average utilization increased 3.2 percentage points year-over-year to 97.6 percent for the quarter, the highest level in over two years. Lease rental income of $129 million grew 7.1 percent from the prior year quarter, in line with the increase in our fleet size due in part to this high level of utilization,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “We invested more than $415 million for lease-out in 2015, purchased more than 200,000 TEU of primarily new containers and maintained our position as the world’s largest container leasing company.”

“New and used container prices continue to decline. Demand for containers is slower than expected and we face strong competition for the lease-out opportunities that do arise. As a result, we continue to see downward pressure on container rental rates. Our growing fleet, declining cost of funds and higher utilization have offset much of this decline in rental rates and sales prices and enabled us to deliver solid results.”

“Excluding a $22.7 million discrete income tax benefit in the prior year quarter, adjusted net income(1) for the current quarter increased 11.4 percent compared to the prior year quarter. Adjusted EBITDA(1) increased over 7 percent compared to the prior year quarter,” concluded Mr. Brewer.

	Q1 QTD
	2015	2014	% Change
Total revenues	$139,151	$135,422	2.8%
Income from operations	$66,083	$64,340	2.7%
Net income attributable to Textainer Group Holdings Limited common shareholders	$35,305	$59,649	-40.8%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.62	$1.05	-41.0%
Adjusted net income(1)	$40,548	$59,104	-31.4%
Adjusted net income per diluted common share(1)	$0.71	$1.04	-31.7%
Adjusted EBITDA(1)	$110,819	$103,412	7.2%
Average fleet utilization	97.6%	94.4%	3.4%
Total fleet size at end of period (TEU)	3,244,162	3,049,244	6.4%
Owned percentage of total fleet at end of period	79.2%	76.4%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before charges to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income attributable to the noncontrolling interests (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense, net income attributable to the NCI, depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

First-Quarter Results

Textainer’s first-quarter results benefited from higher revenue due to an increase in our owned container fleet size and an increase in utilization, which also resulted in lower direct container expense. Textainer benefited from lower interest expense primarily due to interest savings from earlier debt refinancings. These factors were offset by an increase in depreciation expense due to the larger owned fleet, lower per diem rental rates and lower gains on sale of containers, net. The Company’s prior year results also included a one-time $22.7 million discrete income tax benefit following the completion of an IRS examination.

Dividend

On April 29, 2015, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on Textainer’s issued and outstanding common shares, payable on May 27, 2015 to shareholders of record as of May 15, 2015.

Outlook

“We are cautious about 2015. While we believe our utilization will stay high, we also expect competition to remain strong with continued pressure on rental rates due to the high level of liquidity available to container lessors coupled with low new container prices, ample factory capacity and low interest rates. Given the outlook for steel prices and muted demand, new container prices will not increase in the near term and are likely to decrease further,” continued Mr. Brewer.

“We have been in the container leasing business for more than 30 years. We are in a cyclical business and have successfully and profitably managed through many cycles. 83% of our fleet is subject to term or finance leases which have a weighted average remaining term of 40 months. With the largest fleet, least leverage among public peers and lowest operating costs in the industry, we are comfortable looking at the medium- to longer-term. We do not believe that there is a surplus of containers in the world. The average age of containers in service has been increasing and many need to be replaced over the next few years. Shipping lines are taking delivery of larger and larger vessels with a current order book equal to approximately 18% of current capacity. We believe containers purchased today will generate strong returns over their life, especially when container prices and/or interest rates increase and these containers are re-leased under stronger market conditions.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, May 5, 2015 to discuss Textainer’s first quarter 2015 results. An archive of the Webcast will be available one hour after the live call through May 4, 2016. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 847-619-6547. The participant passcode for both dial-in numbers is 39430880. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size with a total of more than 2.2 million containers representing more than 3.2 million TEU in our owned and managed fleet. We lease containers to over 400 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest purchasers of new and used containers with annual capital expenditures of $800 million to $1 billion or more. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sell 100,000 or more containers per year to more than 1,100 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and 400 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that its utilization will stay high; (ii) Textainer’s expectation that competition will remain strong with continued pressure on rental rates due to the high level of liquidity available to container lessors coupled with low new container prices, ample factory capacity and low interest rates; (iii) Textainer’s belief that, given the outlook for steel prices and muted demand, new container prices will not increase in the near term and are likely to decrease further; (iv) Textainer’s belief that there is not a surplus of containers in the world; and (v) Textainer’s belief that containers purchased today will generate strong returns over their life, especially when container prices and/or interest rates increase and these containers are re-leased under stronger market conditions. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand were to decrease due to increased barriers to trade or political or economic factors, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information — Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2015.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three months ended March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2015		2014
Revenues:
Lease rental income		$129,246		$120,654
Management fees		4,017		4,401
Trading container sales proceeds		4,832		6,840
Gains on sale of containers, net		1,056		3,527

Total revenues		139,151		135,422

Operating expenses:
Direct container expense		9,204		12,282
Cost of trading containers sold		4,692		7,075
Depreciation expense and container impairment		46,969		40,415
Amortization expense		1,167		953
General and administrative expense		7,220		6,699
Short-term incentive compensation expense		719		695
Long-term incentive compensation expense		1,671		1,558
Bad debt expense, net		1,426		1,405

Total operating expenses		73,068		71,082

Income from operations		66,083		64,340

Other (expense) income:
Interest expense		(19,395)		(22,189)
Interest income		39		30
Realized losses on interest rate swaps, collars and caps, net		(2,866)		(2,022)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(6,001)		516
Other, net		—		(7)

Net other expense		(28,223)		(23,672)

Income before income tax and noncontrolling interests		37,860		40,668
Income tax (expense) benefit		(1,484)		20,305

Net income		36,376		60,973
Less: Net income attributable to the noncontrolling interests	(1,071)		(1,324)

Net income attributable to Textainer Group Holdings Limited common shareholders	$35,305		$59,649

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.62		$1.05
Diluted	$0.62		$1.05

Weighted average shares outstanding (in thousands):
Basic	56,980		56,648
Diluted	57,173		57,030

Other comprehensive income:
Foreign currency translation adjustments		(115)		31

Comprehensive income		36,261		61,004
Comprehensive income attributable to the noncontrolling interests		(1,071)		(1,324)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$35,190		$59,680

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2015 and December 31, 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$100,830	$107,067
Accounts receivable, net of allowance for doubtful accounts of $13,515 and $12,139 at 2015 and 2014, respectively	92,678	91,866
Net investment in direct financing and sales-type leases	90,916	89,003
Trading containers	5,693	6,673
Containers held for sale	26,192	25,213
Prepaid expenses and other current assets	17,667	17,593
Deferred taxes	2,088	2,100

Total current assets	336,064	339,515
Restricted cash	50,777	60,310

Containers, net of accumulated depreciation of $706,827 and $685,667 at 2015 and 2014, respectively	3,739,825	3,629,882
Net investment in direct financing and sales-type leases	280,247	280,002
Fixed assets, net of accumulated depreciation of $9,281 and $9,139 at 2015 and 2014, respectively	1,333	1,385
Intangible assets, net of accumulated amortization of $32,135 and $30,968 at 2015 and 2014, respectively	23,823	24,991
Interest rate swaps, collars and caps	38	1,568
Other assets	21,315	21,324

Total assets	$4,453,422	$4,358,977

Liabilities and Equity
Current liabilities:
Accounts payable	$6,870	$5,652
Accrued expenses	8,146	11,935
Container contracts payable	84,596	63,323
Other liabilities	311	317
Due to owners, net	9,356	11,003
Term loan	31,600	31,600
Bonds payable	59,966	59,959

Total current liabilities	200,845	183,789
Revolving credit facilities	910,238	944,790
Secured debt facilities	1,135,600	1,017,100
Term loan	434,200	444,100
Bonds payable	483,433	498,428
Interest rate swaps, collars and caps	6,690	2,219
Income tax payable	7,293	7,696
Deferred taxes	6,733	5,675
Other liabilities	2,742	2,815

Total liabilities	3,187,774	3,106,612

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,983,324 and 56,863,094 at 2015 and 2014, respectively	565	565
Additional paid-in capital	380,267	378,316
Accumulated other comprehensive income	(158)	(43)
Retained earnings	822,231	813,707

Total Textainer Group Holdings Limited shareholders’ equity	1,202,905	1,192,545
Noncontrolling interest	62,743	59,820

Total equity	1,265,648	1,252,365

Total liabilities and equity	$4,453,422	$4,358,977

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three months ended March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Cash flows from operating activities:
Net income	$36,376	$60,973

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	46,969	40,415
Bad debt expense, net	1,426	1,405
Unrealized losses (gains) on interest rate swaps, collars and caps, net	6,001	(516)
Amortization of debt issuance costs and accretion of bond discount	2,226	2,951
Amortization of intangible assets	1,167	953
Gains on sale of containers, net	(1,056)	(3,527)
Share-based compensation expense	1,806	1,826
Changes in operating assets and liabilities	(5,942)	(26,905)

Total adjustments	52,597	16,602

Net cash provided by operating activities	88,973	77,575

Cash flows from investing activities:
Purchase of containers and fixed assets	(189,531)	(180,412)
Proceeds from sale of containers and fixed assets	29,110	31,180
Receipt of payments on direct financing and sales-type leases, net of income earned	22,753	16,218

Net cash used in investing activities	(137,668)	(133,014)

Cash flows from financing activities:
Proceeds from revolving credit facilities	76,411	68,840
Principal payments on revolving credit facilities	(110,963)	(58,582)
Proceeds from secured debt facilities	120,000	90,000
Principal payments on secured debt facilities	(1,500)	(18,000)
Principal payments on term loan	(9,900)	—
Principal payments on bonds payable	(15,058)	(40,398)
Decrease in restricted cash	9,533	6,545
Debt issuance costs	(1,166)	—
Issuance of common shares upon exercise of share options	62	601
Excess tax benefit from share-based compensation awards	83	1,070
Capital contributions from noncontrolling interests	1,851	2,250
Dividends paid	(26,780)	(26,626)

Net cash provided by financing activities	42,573	25,700

Effect of exchange rate changes	(115)	31

Net decrease in cash and cash equivalents	(6,237)	(29,708)
Cash and cash equivalents, beginning of the year	107,067	120,223

Cash and cash equivalents, end of period	$100,830	$90,515

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three months ended March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months ended March 31, 2015 and 2014, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense, net income attributable to the noncontrolling interests (“NCI”), depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized losses (gains) will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended March 31,
	2015	2014
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$35,305	$59,649
Adjustments:
Write-off of unamortized debt issuance costs	298	—
Unrealized losses (gains) on interest rate swaps, collars and caps, net	6,001	(516)
Impact of reconciling items on income tax expense	(262)	—
Impact of reconciling item on net income attributable to the noncontrolling interests	(794)	(29)

Adjusted net income	$40,548	$59,104

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.62	$1.05
Adjustments:
Write-off of unamortized debt issuance costs	—	—
Unrealized losses (gains) on interest rate swaps, collars and caps, net	0.10	(0.01)
Impact of reconciling items on income tax expense	—	—
Impact of reconciling item on net income attributable to the noncontrolling interests	(0.01)	—

Adjusted net income per diluted common share	$0.71	$1.04

	Three Months Ended March 31,
	2015	2014
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$35,305	$59,649
Adjustments:
Interest income	(39)	(30)
Interest expense	19,395	22,189
Realized losses on interest rate swaps, collars and caps, net	2,866	2,022
Unrealized losses (gains) on interest rate swaps, collars and caps, net	6,001	(516)
Income tax expense (benefit)	1,484	(20,305)
Net income attributable to the noncontrolling interests	1,071	1,324
Depreciation expense and container impairment	46,969	40,415
Amortization expense	1,167	953
Impact of reconciling items on net income attributable to the noncontrolling interests	(3,400)	(2,289)

Adjusted EBITDA	$110,819	$103,412

Net cash provided by operating activities	$88,973	$77,575
Adjustments:
Bad debt expense, net	(1,426)	(1,405)
Amortization of debt issuance costs and accretion of bond discount	(2,226)	(2,951)
Gains on sale of containers, net	1,056	3,527
Share-based compensation expense	(1,806)	(1,826)
Interest income	(39)	(30)
Interest expense	19,395	22,189
Realized losses on interest rate swaps, collars and caps, net	2,866	2,022
Income tax expense (benefit)	1,484	(20,305)
Changes in operating assets and liabilities	5,942	26,905
Impact of reconciling items on net income attributable to the noncontrolling interests	(3,400)	(2,289)

Adjusted EBITDA	$110,819	$103,412

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2015

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer